INSPYR THERAPEUTICS, INC.

January 27, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Inspyr Therapeutics, Inc.

Registration Statement on Form S-1

Filed January 13, 2017

File No. 333-215561

Dear Ms. Hayes:

We are submitting this letter in response to your comments of January 25, 2017 with regard to the above referenced filing of Inspyr Therapeutics, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Prospectus Cover Page

1.	We note the number of shares of common stock registered for resale includes an amount equal to 200% of the shares of the amount currently issuable upon conversion of the Series B Preferred Stock. In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue upon conversion. Please provide an analysis on how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

Response:	On December 9, 2016, the Company entered into definitive agreements with regard to a private placement of our securities. As part of that offering, we issued Series B Preferred Stock (“Preferred Stock”) to investors. The Preferred Stock is initially convertible into shares of common stock at a conversion price of $0.75 per share of common stock. The conversion price is subject to a number of adjustments, one of which is that upon the registration statement covering the common shares underlying the Preferred Stock going effective, the conversion price will be adjusted to the lower of (i) the initial conversion price ($0.75) or (ii) 70% of the 5 day trailing VWAP immediately prior to the effective date. In estimating the number of common shares to register, we considered the following:

Significant Price Decrease.	On December 9, 2016, the closing price of our common stock was $2.99. By January 13, 2017, the closing price of our common stock was $0.76, a decline of approximately 75%. Based upon such decline, and in light of our historical stock prices, we determined that our stock may see a further significant decline in price. By way of example, a further decline of 25% would result in a stock price of approximately $0.57, which after taking into account the Company’s historical VWAP (as discussed below) would result in the conversion price being reset to approximately $0.40 and subsequently result in the Preferred Stock converting into approximately 188% of the initial conversion amount, which falls closely to our estimate of 200% of the common shares issuable upon the current conversion price.

INSPYR THERAPEUTICS, INC.

Historical VWAP.	Furthermore, between January 1, 2017 and the filing of the Registration Statement on January 13, 2017, the 5 day trailing VWAP for our common stock ranged from a low of $0.5699 (January 9, 2017) to a high 0.76 (January 13, 2017). This range would result in the conversion price (after accounting for the 70% VWAP of each) of our Preferred Stock ranging from $0.3989 to $0.532 and result in the Preferred Stock converting into between approximately 188% and 141% of the number of common shares issuable from the initial conversion amount.

For the foregoing reasons, at the time of filing the Registration Statement, we made a good faith estimate that 200% of the common shares that could initially be issued upon conversion of the Preferred Stock was a good faith estimate of the maximum number of shares that may be issued.

We thank you in advance for your time and attention to the Registration Statement. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at 925.819.2923 or the Company’s counsel, Raul Silvestre of Silvestre Law Group, P.C. at 818.597.7552.

Very truly yours,

/s/ Christopher Lowe

Christopher Lowe

Chief Executive Officer

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